Shearson Financial Services, LLC

Statement of Financial Condition
[with supplemental information
as required by Rule 17a-5 of the
Securities and Exchange
Commission]

December 31, 2016



1675 N. Military Trail, 5th Floor ▪ Boca Raton, FL 33486
Main: 561.994.5050 ▪ Fax: 561.241.0071 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Shearson Financial Services, LLC

We have audited the accompanying statement of financial condition of Shearson Financial Services, LLC (the "Company") as of December 31, 2016 (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

The computation of net capital per uniform net capital rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 27, 2017



SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$	176,446
DEPOSIT WITH CLEARING ORGANIZATION		200,000
RECEIVABLE FROM CLEARING ORGANIZATION		49,033
MARKETABLE SECURITIES, AT FAIR VALUE		892
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $179,968		81,708
OTHER ASSETS		56,512
TOTAL ASSETS	$	564,591

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	94,799
Payable to brokers		126,246
Secured clearing organization loans		227
Total liabilities		221,272
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		343,319
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	564,591

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 5].

Securities owned, at fair value

Securities are valued at fair value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment. Certain art pieces included in property and equipment are not depreciated as they do not have a determinable useful life.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2013.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Securities Transactions

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collatarized by cash and securities in the Company's accounts.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1   -   quoted prices in active markets for identical investments

Level 2   -   other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   -   significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

4

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial Mortgage-Backed Securities (CMBS)
and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

NOTE 2. RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $49,033.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2016:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ -	$ 892	$ -	$ 892

The carrying amount of secured clearing organization loans approximates fair value due to the short term nature of the liabilities.

NOTE 4.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In May 2016, the Company extended its lease through April 2019. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2016 are as follows:

2017	$	36,000
2018		37,000
2019		13,000
Total	$	86,000

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. Management believes the outcome of any potential or future actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

NOTE 5.	NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2016, the Company's "Net Capital" was $204,745, which exceeded the requirements by $104,745. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.08 to 1 at December 31, 2016.

NOTE 6.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2016. Cash held by these financial institutions exceeding the FDIC limit totaled approximately $180,000 at December 31, 2016.

NOTE 7.   SECURED CLEARING ORGANIZATION LOANS

Secured clearing organization loans are used to finance the Company's proprietary trading activities. Secured clearing organization loans totaling $227 are collateralized by the Company's marketable securities as of December 31, 2016.

NOTE 8.   SUBSEQUENT EVENTS

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 27, 2017, and has determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SHEARSON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2016

Member's equity	$	343,319
NON-ALLOWABLE ASSETS		
Property and equipment		81,708
Other assets		56,512
Other deductions		175
Total non-allowable assets		138,395
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		204,924
HAIRCUTS ON SECURITY POSITIONS		179
NET CAPITAL		204,745
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $221,272		100,000
EXCESS NET CAPITAL	$	104,745
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.08 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	94,799
Payable to brokers		126,246
Secured clearing organization loans		227
Total aggregate indebtedness	$	221,272

No reconciliation is required between the Company's Net Capital per above and Amended Net Capital as reported in the Company's Amended Part II of Form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm.